FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Summary of minutes of BBVA Banco Francés S.A. Ordinary and Special Shareholders’ Meeting held on April 10, 2014 on first call.

SUMMARY OF MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY AND SPECIAL SHAREHOLDERS’ MEETING HELD ON APRIL 10, 2014 ON FIRST CALL.

The Chairman of the Board of Director of BBVA Banco Francés S.A. called to order at 4:15 pm and also chaired the Meeting.

According to the Share Registry and the Shareholders’ Attendance Registry, a total of 10 shareholders were present: 4 in person and 6 by proxy, who have registered a hold of 492,999,302 common book-entry shares, with one vote per share and one Argentine Peso face value each. These represent a capital of $ 492,999,302, a present of 91.83% over a corporate capital of $ 536,877,850; the quorum was established as required by Sections 243 and 244 of the Argentine Business Associations Law (Ley de Sociedades Comerciales) and Section 26 of the Bylaws).

Additionally, Mr. Ariel Schmutz, Certified Public Accountant, (National Identity Document “DNI” N° 16,123,616), and Mrs. Maria Parodi (DNI N° 11,774,217), attended the meeting on behalf of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and the Comisión Nacional de Valores (Argentine Securities Commission), respectively.

Consequently, it was stated that the Ordinary and Special Shareholders’ Meeting for the FY 2013 was legally called and subsequently the following items on the Agenda were discussed. Voting percentages are those that appear below.

1.	Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman of the Meeting.

The appointment of the legal representatives of Banco Bilbao Vizcaya Argentaria S.A. and Corporación General Financiera S.A. was approved by majority of votes, as follows:

Positive votes: 450,546,203

Negative votes: 42,448,599

Abstentions from voting: 4,500

2.	Discussion of the Annual Report, Corporate Responsibility Yearly Report, Financial Statements, Additional Information and Relevant Accounting Information, along with the Statutory Auditors’ Committee Report and Auditor’s Report for the fiscal year No. 139 ended December 31, 2013.

The documents under discussion were approved by majority of votes, as follows:

Positive votes: 448,897,334

Negative votes: 42,451,599

Abstentions from voting: 1,650,369

3.	Approval of the performance of the Board of Directors, Chief Executive Officer and the Statutory Audit Committee.

The performance of the Board of Directors, Chief Executive Officer and Statutory Auditors’ Committee was approved by majority of votes, as follows:

Positive votes: 450,505,253

Negative votes: 13,470

Abstentions from voting: 42,480,579

4.	Discussion of the results of Fiscal Year No. 139, ended December 31, 2013. Treatment of the not-classified results as of December 31, 2013: AR$2,024,244,063.47, which are proposed to be allocated:

a)	AR$ 404,848,812.69 to the Legal Reserve Fund;

b)	AR$ 28,800,000 to cash dividend subject to the Argentine Central Bank (BCRA) authorization and

c)	AR$ 1,590,595,250.78 to a voluntary reserve for future distribution of results, according to the BCRA Communication “A” 5273

It was approved by majority of votes (i) the net income of the fiscal year 2013 by a total amount of AR$ 2,024,244,063.47 (ii) the allocation to Legal Reserve Fund the amount of AR$ 404,848,812.69; (iii) the distribution of cash dividend, subject to the authorization of the BCRA for the total amount of AR$ 28,800,000 and (iv) the amount of AR$ 1,590,595,250.78 is to be allocated to a voluntary reserve for future distribution of results. Voting results were as follows:

Positive votes: 450,541,238

Negative votes: 14,070

Abstentions from voting: 42,443,994

5.	Consideration of the Board of Directors Compensation for the Fiscal Year No. 139, ended December 31, 2013.

Shareholders approved by majority of votes total fees for the Board of Directors for the year ended December 31, 2013 for a total amount of AR$ 3,153,920. Voting results were as follows:

Positive votes: 450,432,737

Negative votes: 42,501,177

Abstentions from voting: 65,388

6.	Consideration of Statutory Audit Committee’s compensation for the Fiscal Year No. 139, ended December 31, 2013.

It was approved by the majority of votes a total amount of AR$ 419,530 as professional fees for year ended December 31, 2013, to be received by the members of the Statutory Audit Committee, Estudio Biscardi & Asociados S.R.L. Voting results were as follows:

Positive votes: 491,623,970

Negative votes: 75,912

Abstentions from voting: 1,299,420

7.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate, for a term of three years.

Shareholder “ANSES FGS Ley 26,425” resigned to the right of exercising cumulative voting when considering this item of the Agenda.

It was approved by majority of votes i) the renewal for a three year period until December 31, 2016, the appointments as regular directors of Messrs. José Manuel Tamayo Pérez, Marcelo Gustavo Canestri and Luis Bernardo Juango Fitero, all of them having the status of independent directors pursuant to the requirements of local and foreign regulations. The voting results were as follows:

Positive votes: 439,323,557

Negative votes: 9,996,219

Abstentions from voting: 43,679,526

8.	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for this year’s Statutory Audit Committee.

Shareholder “ANSES FGS Ley 26,425” resigned to the right of exercising cumulative voting when considering this item of the Agenda.

It was approved by majority of votes the appointment of members of the Statutory Committee, including three regular statutory auditors and three alternate statutory auditors as independent auditors, pursuant the terms of the Argentine Securities Commission regulations.

Regular Statutory Auditors;

Messrs. Mario Rafael Biscardi, Alejandro Mosquera and Marcelino Agustín Cornejo,

Alternate Statutory Auditors;

Mrs. Julieta Paula Pariso and Messrs. Agustín Isola and Daniel Oscar Celentano, The voting results were as follows:

Positive votes: 448,668,146

Negative votes: 43,091,124

Abstentions from voting: 1,240,032

9.	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 139 ended December 31, 2013.

It was approved by majority of votes, the compensation for the certifying accountant of the Financial Statements for fiscal year 2013, for a total amount of AR$ 6,548,350 + VAT. The voting results were as follows:

Positive votes: 450,442,124

Negative votes: 42,454,794

Abstentions from voting: 102,384

10.	Appointment of a certifying accountant for the Financial Statements of the current fiscal year.

It was approved by majority of votes the appointment, as auditors for the financial statements for fiscal year 2014, the Estudio Deloitte & Co. represented by its partners, the accountants Marcelo Alberto Bastante and Alberto Adolfo Allemand, as Regular and Alternate accountants respectively. Voting results are as follows:

Positive votes: 449,388,533

Negative votes: 13,935

Abstentions from voting: 43,596,834

11.	Budget allocation for the Auditing Committee (Capital Markets Law No 26,831) to retain professional advisory services.

The allocation of an amount of AR$ 281,250 to the Auditing Committee was approved by majority of votes, as follows:

Positive votes: 491,737,508

Negative votes: 17,397

Abstentions from voting: 1,244,397

12.	Consideration of the amendment of section 1 and 3 of By-law, according to the new Capital Markets Law No 26,831 and its regulation.

The Shareholders’ Meeting approved:

a)	Reform of section 1 of the Company’s Bylaws:

Section 1: Corporate Name and Domicile. Under the name “BBVA BANCO FRANCES S.A.” will continue to operate the corporation originally incorporated as “Banco Francés S.A.” The corporation has legal domicile in jurisdiction of the city of Buenos Aires, and special domiciles at the branches now in existence or to be created in the future, both in the Republic of Argentina and abroad, according to the legislation applicable to financial entities.

b)	Reform of section 3 of the Company’s Bylaws.

Section 3: Object. “BBVA Banco Francés S. A.” is a corporation (sociedad anónima) whose purpose is, according to the current laws applicable to financial entities, to carry out, within or without Argentina, transactions inherent to commercial banks, intermediating between demand and the public offer of financial resources. The authorized transactions are: a) To receive sight and term deposits; b) To give short-term bullet loans and other amortizing loans; c) To discount, buy and sell bills, promissory notes, pledges, checks, drafts and other negotiable papers; d) To give guarantees, sureties, and other bonds; to accept bills, drafts and other bills of exchange; to transfer funds and issue and accept letters of credit; e) To give advances on loans from sales, purchase them, assume their risks, manage their collection and provide technical and administrative assistance; f) To invest in public securities; g) To make transitory investments in easily realizable securities; h) To invest in new issues of shares or notes, according to the regulations to be established; i) To receive securities under custody and render other services related to its activity; j) To manage on behalf of another the purchase and sale of transferable securities and serve as payer of dividends, amortization and interest, and to operate as an open market broker of securities; k) To make transactions in a foreign currency; l) To comply with duties and other tasks related to its transactions; m) To receive participation deposits in mortgage loans and special accounts; n) To issue mortgage-backed securities; o) To give loans to purchase, build, expand, reform, refurbish and preserve urban or rural real estate and the replacement of mortgage liens created for that same purpose; p) To get loans abroad and act as a broker for loans obtained in local or foreign currency; q) To issue corporate bonds (obligaciones negociables), r) To carry out all active, passive and service transactions not prohibited to it by the Financial Entities Law; and s) To serve and register in the record of the Argentine Securities Commission as Management Agent for Collective Investment Products, Custodian for Collective Investment Products, Trading Agent, Settlement and Clearing Agent, Broker, Capital Market Advisor Agent, Securities Broker and/or Custody, Registration and Paying Agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity. To that end the company has full legal capacity to acquire rights, undertake obligations and perform any and all acts which are not forbidden by the laws or by these by-laws.”

Voting results are as follows:

Positive votes: 480,160,676

Negative votes: 11,604,162

Abstentions from voting: 1,234,464

There being no further business to discuss, the Meeting was adjourned at 5:15 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 15, 2014	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer